UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

AEye, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

008183204

(CUSIP Number)

May 29, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008183204	Schedule 13G

1.	Name of Reporting Persons 3i, LP
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 732,706(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 732,706(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 732,706(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.99%(1)
12.	Type of Reporting Person (see instructions) PN

(1) As more fully described in Item 4 of this Schedule 13G, such shares and percentage are based on 7,334,395 Common Shares outstanding on May 28, 2024, as verified with the issuer.

CUSIP No. 008183204	Schedule 13G

1.	Name of Reporting Persons 3i Management LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 732,706(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 732,706(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 732,706(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.99%(1)
12.	Type of Reporting Person (see instructions) OO—Limited Liability Company

(1) As more fully described in Item 4 of this Schedule 13G, such shares and percentage are based on 7,334,395 Common Shares outstanding on May 28, 2024, as verified with the issuer.

CUSIP No. 008183204	Schedule 13G

1.	Name of Reporting Persons Maier Joshua Tarlow
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 732,706(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 732,706(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 732,706(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.99%(1)
12.	Type of Reporting Person (see instructions) IN

(1) As more fully described in Item 4 of this Schedule 13G, such shares and percentage are based on 7,334,395 Common Shares outstanding on May 28, 2024, as verified with the issuer.

Item 1.

(a) Name of Issuer: AEye, Inc (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices: One Park Place, Suite 200, Dublin, CA 94568.

Item 2.

(a) Name of Person Filing: This statement on Schedule 13G (“Schedule 13G”) is filed by:

(i)       3i, LP, a Delaware limited partnership (“3i”);

(ii)      3i Management LLC, a Delaware limited liability company (“3i Management”); and

(iii)     Maier Joshua Tarlow, a United States citizen (“Mr. Tarlow”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which they have agreed to file this Schedule 13G and all subsequent amendments jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b) Address of Principal Business Office, or if None, Residence: 2 Wooster Street, 2nd Floor, New York, NY 10013.

(c) Citizenship: 3i is a Delaware limited partnership. 3i Management is a Delaware limited liability company. Mr. Tarlow is a citizen of the United States.

(d) Title of Class of Securities: Common Stock, par value $0.0001 per share.

(e) CUSIP Number: 008183204.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

(a) Amount beneficially owned:

3i beneficially owns 732,706 shares of Common Stock. 3i has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by 3i Management, the manager and general partner of 3i. Mr. Tarlow, as the manager of 3i Management, has shared power to vote and/or dispose of the Shares beneficially owned by each of 3i and 3i Management. Mr. Tarlow does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Tarlow may be deemed to beneficially own the Shares beneficially owned by 3i and 3i Management, and 3i Management may be deemed to beneficially own the Shares beneficially owned by 3i.

(b) Percent of class:

The percent of the shares of Common Stock set forth herein represents 9.99% based on 7,334,395 shares of Common Stock outstanding as of May 28, 2024.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0.

(ii) Shared power to vote or to direct the vote: 732,706.

(iii) Sole power to dispose or to direct the disposition: 0.

(iv) Shared power to dispose or to direct the disposition: 732,706.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2024

3i, LP

By:	3i Management LLC,
its General Partner

By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager

3i Management LLC

By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager

/s/ Maier J. Tarlow
Maier J. Tarlow

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Date: June 7, 2024	3i, LP

By: 3i Management LLC,
its General Partner

	By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager

3i Management LLC

	By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager

/s/ Maier J. Tarlow
Maier J. Tarlow